UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May 2016.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Acquires E.C.E. S.r.l., an Italian Cable Hoist Manufacturer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2016
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on May 23, 2016, in Kyoto, Japan

Nidec Acquires E.C.E. S.r.l., an Italian Cable Hoist Manufacturer

Nidec Corporation (OTC: NJDCY; TSE: 6594) (the “Company” or “Nidec”) today announced that it acquired a 100% ownership interest in E.C.E. S.r.l. (“E.C.E.”), an Italian cable hoist manufacturer, from the shareholders on May 20, 2016, local time (the “Transaction”) to strengthen its building construction machine business conducted through Nidec’s subsidiary, Nidec FIR Elettromeccanica S.r.l. (“FIR”). As a result of the Transaction, E.C.E. became a consolidated subsidiary of Nidec, as outlined below:

1.

   Outline of New Subsidiary

(1)	Company Name:	E.C.E. S.r.l.
(2)	Headquarters:	Mezzani, Parma (Italy)
(3)	Foundation:	1974
(4)	Directors:
	Director and Chairman: Director and CEO: Director:	Kei Pang (Nidec Motor Corporation, CEO) Paolo Delpogetto (FIR, CEO) Ferdinando Trisoglio (Appliance, Commercial and Industrial Motors business, European Controller)
(5)	Principal Business:	Designs, manufactures and sells hoists for building constructions
(6)	Employees:	7 (as of December 31, 2015)
(7)	Sales	€ 5.1 million (Fiscal year ended December 31, 2015)

2.

　　Purpose of the Transaction and Future Operation Policy

In line with its continuing initiative to create an optimal business mix, the Company is actively moving forward with the development of new growth platforms with particular emphasis on automotive, appliance, commercial and industrial motors and solutions.

Commercial equipment and products have been and will continue to be an important impetus in keeping the initiative on course. Since the acquisition of Nidec Kinetek Corporation and its subsidiaries, including FIR1, in November 2012, the Company has added to its product portfolio a new range of motors for commercial equipment, such as pumps, kitchen appliances (dishwashers, ovens, etc.) and construction equipment (cable hoists, ladder hoists, lifts, etc.), primarily targeted at the European market.

Through the Transaction, the Company expects to strengthen FIR position in the building construction machines market. TEA International S.r.l. (“TEA”), as a group company of FIR, covers sales and manufacturing of cable hoists for construction and has its presence mainly in Europe. E.C.E is also a well-known brand in this area and is recognized as one of the best brands in the Middle East and North Africa. Nidec expects E.C.E. will help both FIR and TEA to work in tandem to enhance Nidec’s brand exposure in the broader regional markets.  In addition, E.C.E., with its sales mainly through its agents, can expand its sales in regions other than the Middle East and North Africa by using the FIR group’s sales network and sales force. Furthermore, the Company also expects E.C.E. to utilize procurement synergies with the FIR supply chain to improve its profitability.

1 Nidec Kinetek Corporation was merged into Nidec Motor Corporation on March 31, 2016. FIR was a subsidiary of Nidec Kinetek Corporation at the time of acquisition in November 2012, but is currently a subsidiary of Nidec Motor Corporation.

3.

Effect on Financial Performance for the Current Fiscal Year

The Transaction is expected to have no significant impact on the Company’s consolidated financial performance for the fiscal year ending March 31, 2017. The Company will make additional disclosure on a timely basis in accordance with the rules of the Tokyo Stock Exchange upon determination of further details.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Nidec Group or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully integrating the acquired business with the Nidec Group, the anticipated benefits of the Transaction not being realized, changes in general economic conditions, shifts in technology or user preferences for particular technologies and changes in business and regulatory environments. The Nidec Group does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as may be required by law.

###